CONOLOG CORPORATION
5 Columbia Road
Somerville, New Jersey 08876

July 31, 2007

EDGAR

Peggy Fisher, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Conolog Corporation
Amendment No. 1 to Registration Statement on Form SB-2
Filed July 12, 2007
File No. 333-143300

Ladies and Gentlemen:

          Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Conolog Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:30, Eastern Time, on August 2, 2007, or as soon thereafter as possible.

          We hereby acknowledge the following:

  that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Conolog Corporation

By: /s/ Robert S. Benou
Name: Robert S. Benou
Title: Chief Executive Officer